October 1, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Michael Killoy
Brigitte Lippmann
Linda Cvrkel
Rufus Decker

Re:	Guardant Health, Inc.
Registration Statement on Form S-1 (File No. 333-227206)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 21, 2018 and the date hereof, approximately 1,687 copies of the Preliminary Prospectus dated September 21, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 3, 2018 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
J.P MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Adam Chazan
	Name:	Adam Chazan
	Title:	Managing Director

[Signature Page to Underwriters Acceleration Letter]